CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

April 30, 2010 and 2009

(Prepared under Canadian GAAP and expressed in Canadian dollars, except where indicated)

Report of Independent Registered Chartered Accountants

To the Shareholders of

CanAlaska Uranium Ltd.

We have audited the accompanying consolidated balance sheet of CanAlaska Uranium Ltd. and subsidiaries (the “Company”) as of April 30, 2010, and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.  The consolidated financial statements of the Company as of April 30, 2009 and for the years ended April 30, 2009 and 2008 were audited by other auditors whose report, dated July 31, 2009 (except for the effects of the restatement discussed in Note 4 for which the date is August 19, 2010), expressed an unqualified opinion on those statements.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CanAlaska Uranium Ltd. and subsidiaries as at April 30, 2010, and the results of their operations and their cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

August 19, 2010

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 of the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders, dated August 19, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

August 19, 2010

JAMES STAFFORD

Report of Independent Registered Chartered Accountants

To the Shareholders of

CanAlaska Uranium Ltd.

We have audited the consolidated balance sheet of CanAlaska Uranium Ltd. (the “Company”) (an exploration stage company) as at 30 April 2009 and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for each of the years in the two-year period ended 30 April 2009.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 April 2009 and the results of its operations and its cash flows for each of the years in the two-year period ended 30 April 2009 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

As discussed in Note 4, the consolidated financial statements as at 30 April 2009 and for the years ended 30 April 2009 and 2008 have been restated.

Vancouver, Canada	“James Stafford”
Chartered Accountants
31 July 2009, except for Note 4, as to which the date is 19 August 2010.

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the Shareholders dated 31 July 2009, except for Note 4, as to which the date is 19 August 2010 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

Vancouver, Canada	“James Stafford”
Chartered Accountants
31 July 2009, except for Note 4, as to which the date is 19 August 2010.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Balance Sheets

As at April 30, 2010 and 2009

 (Expressed in Canadian dollars, except where indicated)

	April 30 2010 $000’s	April 30 2009 $000’s (restated)

Assets
Current assets
Cash and cash equivalents (note 7)	8,722	6,339
Accounts receivable and prepaid expenses	1,148	996
Available-for-sale securities (note 8)	261	276
	10,131	7,611

Reclamation bonds	391	317
Property and equipment (note 9)	743	827
Mineral property interests (note 10)	46,245	39,133
	57,510	47,888
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,626	1,194

Future income tax liability (note 16)	3,399	2,654
	5,025	3,848

Non-controlling interest (note 5)	12,600	7,600

Shareholders’ equity
Common shares (note 13)	60,878	56,183
Contributed surplus (note 13)	9,665	7,940
Accumulated other comprehensive income	10	9
Deficit	(30,668)	(27,692)
	39,885	36,440
	57,510	47,888

Nature of operations (note 1)

Commitments (notes 10 and 17)

Subsequent events (note 22)

Approved by the Board of Directors

(Signed) Peter Dasler

(Signed) Emil Fung

  Director                                                                                                              Director

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Statements of Loss and Comprehensive Loss

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars, except where indicated)

	2010	2009	2008
	($000's)	($000's)	($000's)
		(restated)	(restated)

EXPENSED EXPLORATION COSTS
Net indirect exploration expenditures	320	1,017	915
Mineral property write-offs	349	494	550
Equipment rental income	(267)	(316)	(429)
Net option payments	75	(187)	(137)
	477	1,008	899
OTHER EXPENSES
Consulting, labour and professional fees	1,438	1,049	1,474
Depreciation and amortization (note 9)	211	232	188
Foreign exchange loss (gain)	16	(193)	(28)
Insurance, licenses and filing fees	103	61	212
Interest income	(88)	(167)	(280)
Other corporate costs	236	218	180
Investor relations and presentations	90	60	343
Rent	167	200	95
Stock-based compensation (note 14)	1,052	1,509	1,095
Travel and accommodation	85	80	212
Impairment and loss (gain) on disposal of available-for-sale securities (note 8)	89	394	(149)
Management fees	(439)	(628)	(895)
	2,960	2,815	2,447

Loss before income taxes	(3,437)	(3,823)	(3,346)
Future income tax recovery (note 16)	461	268	298
Net loss for the year	(2,976)	(3,555)	(3,048)

Other comprehensive (loss) income
Unrealized (gain)/loss on available-for-sale securities	(1)	157	360
Comprehensive loss for the year	(2,975)	(3,712)	(3,408)

Basic and diluted loss per share ($ per share)	($0.02)	($0.03)	($0.03)

Basis and diluted weighted average common shares outstanding (000's)	153,766	137,160	117,043

The accompanying notes are an integral part of these consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

For the years ended April 30, 2010 and 2009

 (Expressed in Canadian dollars except where indicated)

			Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity

	Common Shares
	Shares	Amount
	000’s	$000’s	$000’s	$000’s	$000’s	$000’s
					(restated)	(restated)
Balance-May 1, 2007	107,698	48,864	3,153	-	(21,089)	30,928
Issued on private placement for cash	16,402	7,000	-	-	-	7,000
Issued on the exercise of warrants	890	107	-	-	-	107
Issued on the exercise of stock options	870	168	-	-	-	168
Subscription received		102	-	-	-	102
Issued to acquire mineral property interest	10	4	-	-	-	4
Warrants issued on private placement	-	(766)	766	-	-	-
Share issuance costs		(238)	20	-	-	(218)
Stock based compensation expense	-	-	1,562	-	-	1,562
Transfer on stock option exercise	-	109	(109)	-	-	-
Transition adjustment to opening balance	-	-	-	526	-	526
Unrealized loss on available-for-sale securities	-	-	-	(360)	-	(360)
Flow through share issuance	-	(1,271)	-	-	-	(1,271)
Net loss for the year	-	-	-	-	(3,048)	(3,048)
Balance-April 30, 2008	125,870	54,079	5,392	166	(24,137)	35,500
Issued on private placement for cash	10,923	3,682	-	-	-	3,682
Issued on private placement for non cash	441	150	-	-	-	150
Issued on the exercise of stock options	300	30	-	-	-	30
Issued to acquire mineral property interest	250	44	-	-	-	44
Warrants issued on private placement	-	(371)	371	-	-	-
Warrants issued to acquire mineral property interest	-	-	13	-	-	13
Share issuance costs	-	(453)	29	-	-	(424)
Stock based compensation expense	-	-	2,160	-	-	2,160
Transfer on stock option exercise	-	25	(25)	-	-	-
Unrealized loss on available-for-sale securities	-	-	-	(157)	-	(157)
Flow through share issuance	-	(1,003)	-	-	-	(1,003)
Net loss for the year	-	-	-	-	(3,555)	(3,555)
Balance-April 30, 2009	137,784	56,183	7,940	9	(27,692)	36,440
Issued on private placement for cash	32,505	6,212	-	-	-	6,212
Issued on the exercise of stock options	227	27	-	-	-	27
Issued to acquire mineral property interest	1,350	216	-	-	-	216
Warrants issued on private placement	-	(268)	268	-	-	-
Share issuance costs	-	(297)	-	-	-	(297)
Stock based compensation expense	-	-	1,467	-	-	1,467
Transfer on stock option exercise	-	10	(10)	-	-	-
Unrealized loss on available-for-sale securities	-	-	-	(88)	-	(88)
Reversal of unrealized loss upon permanent impairment on available-for-sale securities	-	-	-	89	-	89
Flow through share issuance	-	(1,205)	-	-	-	(1,205)
Net loss for the year	-	-	-	-	(2,976)	(2,976)
Balance-April 30, 2010	171,866	60,878	9,665	10	(30,668)	39,885

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

	2010 $000’s	2009 $000’s	2008 $000’s
		(restated)	(restated)
Cash flows from operating activities
Net loss for the year	(2,976)	(3,555)	(3,048)
Items not affecting cash
Impairment and loss (gain) on available-for-sale securities (note 8)	89	394	(149)
Depreciation and amortization (note 9)	211	232	188
Future income tax expense (recovery) (note 16)	(461)	(268)	(298)
Mineral property write-offs	349	494	550
Net option payments	75	(187)	(137)
Other	54	59	(17)
Stock-based compensation (note 14)	1,052	1,509	1,095
	(1,607)	(1,322)	(1,816)
Change in non-cash operating working capital
(Increase) decrease in accounts receivable and prepaid expenses	(281)	1,125	(139)
Increase (decrease) in accounts payable and accrued liabilities	433	(1,425)	(26)
	(1,455)	(1,622)	(1,981)
Cash flows from financing activities
Issuance of common shares (net of share issue costs)	5,918	3,437	7,158
Proceeds from stock option exercise	27	-	-
Funding from non-controlling interest	5,000	5,278	2,322
	10,945	8,715	9,480
Cash flows from investing activities
Deferred exploration costs	(9,726)	(12,363)	(16,606)
Proceeds from available-for-sale securities	-	59	198
Property and equipment	(127)	(172)	(746)
Option payments received	1,001	118	350
Other	-	343	(33)
Reclamation bond	(77)	-	-
Reimbursed exploration costs	1,822	3,885	6,638
	(7,107)	(8,130)	(10,199)

Increase (decrease) in cash and cash equivalents	2,383	(1,037)	(2,700)

Cash and cash equivalents - beginning of year	6,339	7,376	10,076

Cash and cash equivalents - end of year	8,722	6,339	7,376
Supplemental cash flow information (note 19)

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

1 Nature of Operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries are principally engaged in the exploration of uranium properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business.  CanAlaska has incurred losses since inception and as at April 30, 2010 has cumulative losses of $30.7 million (2009: $27.7 million).  The Company has never paid dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future.  At April 30, 2010, the Company has cash and cash equivalents of $8.7 million (2009: $6.3 million) (note 7) and working capital of $8.5 million (2009: $6.4 million).  Management believes that the cash on hand at April 30, 2010 is sufficient to meet corporate, administrative and exploration activities for the coming twelve months.  However, the continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations.  These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.  Although CanAlaska has been successful in raising funds in the past, there can be no assurance that CanAlaska will be able to raise sufficient funds in the future.  Should CanAlaska be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

2   Recently Adopted Standards and Future Accounting Changes

Section 3064 - Goodwill and Intangible Assets

Effective May 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants’ (“CICA”) new Handbook Section 3064 “Goodwill and Intangible Assets”. This Section replaced Section 3062 “Goodwill and Intangible Assets” and Section 3450 “Research and Development Costs”, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. On adoption of this new Standard, EIC 27 “Revenues and Expenditures during the Pre-operating Period” was withdrawn, and so various pre-production and start-up costs are required to be expensed as incurred. No material adjustments were required upon adoption of this new Standard.

EIC – 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending April 30, 2010, with retroactive application.  The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

2   Recently Adopted Standards and Future Accounting Changes (continued)

EIC – 174 - Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee issued EIC-174 “Mining Exploration Costs”. The EIC provides additional guidance in light of the potential adverse impact of the current economic and financial turmoil on the carrying value of the deferred exploration costs. The EIC is effective for financial statements issued on or after the date of the date of the EIC. This EIC did not have a material impact on the Company's financial statements as it had previously recognized a significant impairment charge with respect to its exploration projects in the prior financial statements.

Section 3862 - Financial Instruments - Disclosures

In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures (“Section 3862”), to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ended after September 30, 2009. The three levels of fair value hierarchy under Section 3862 are:

o

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

o

Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

o

Level 3 - Inputs for assets or liabilities that are not based on observable market data.

The disclosures required as a result of adopting the new section are presented in note 20.

Future Accounting Changes

Section 1582 – Business Combinations, Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”. The new standards replace the existing guidance on business combinations and consolidated financial statements. The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards. The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards. Section 1602 should be applied retrospectively except for certain items. The Company has not adopted these new standards but continues to evaluate the attributes and effect of early adoption of these standards if a business combination were to occur.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

2  Recently Adopted Standards and Future Accounting Changes (continued)

Section 3855 – Financial Instruments – Recognition and Measurement

On April 29, 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s financial statements.

IFRS Convergence

In February 2008, the CICA announced that GAAP for publicly accountable enterprises is to be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies are required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from GAAP to IFRS is to be applicable to the Company’s reporting for the first quarter of its 2012 year end for which the current and comparative information will be prepared under IFRS. The Company is required to apply all of those IFRS standards which are effective for fiscal year ending April 30, 2011 and apply them to its opening May 1, 2010 balance sheet.

3  Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the assets, liabilities and results of all entities controlled by the Company. The effects of transactions between entities on the consolidated group are eliminated. Where control of an entity is obtained during a financial year, its results are included in the consolidated statements of loss and deficit from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control exists.

Basis of consolidation

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, CanAlaska Resources Ltd. USA (a Nevada company), CanAlaska West McArthur Uranium Ltd. (a B.C. company), Golden Fern Resources Limited (a New Zealand company) and Poplar Uranium Limited. (a B.C. company).

The Company consolidates the assets, liabilities, revenues and expenses of Canada-Korea Uranium Limited Partnership (“CKU Partnership”) and CanAlaska Korea Uranium Limited (“CKUL”) in accordance with the guidance of Accounting Guideline 15 - Consolidation of Variable Interest Entities (“AcG-15”). It recognizes the other Partners’ ownership as non-controlling interest. The Company also proportionately consolidates its interest in the Rise and Shine joint venture (a New Zealand joint venture).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

3  Significant Accounting Policies (continued)

Measurement uncertainties

The preparation of these consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported, and disclosed in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Realization of the Company’s assets and liabilities is subject to risks and uncertainties, including reserve and resource estimation, future uranium and precious and base metal prices, estimated costs of future production, changes in government legislation and regulations, estimated future income taxes, and the availability of financing and various operational factors.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash at banks, cash on hand and other short term investments with a maturity of less than 90 days.

Financial assets and liabilities

Financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading. The classification is not changed subsequent to initial recognition.

Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the year term are classified as held-for-trading. These instruments are measured at fair value with the change in the fair value recognized in income.

Available-for-sale securities

Available-for-sale securities are reported at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale securities are included in shareholders’ equity as a component of other comprehensive income.

Comprehensive income

Comprehensive income is composed of the Company’s earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented as a category in shareholders’ equity.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

3  Significant Accounting Policies (continued)

Mineral properties and deferred exploration expenditures

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is determined by management to be impaired or abandoned. Amounts received for the sale of resource properties, for option payments for exploration advances and for recovery of mineral property expenditures are treated as reductions of the cost of the property and payments in excess of capitalized costs are recognized in income.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Management of the Company regularly reviews the net carrying value of each mineral property. Where events or changes in circumstances suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, value beyond proven and probable reserves, probability weighted outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. The Company presently has no proven or probable reserves. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the project is written-down to estimated fair values with the write-down expensed in the period.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

Mineral exploration tax credits (“METC”)

The Company recognizes METC amounts when the Company’s METC application is approved by the relevant taxation authorities or when the amount to be received can be reasonably estimated and collection is reasonably assured.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

3  Significant Accounting Policies (continued)

Asset retirement obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the related asset, and amortized into income on a systematic basis over the related assets useful life. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings.

There are no asset retirement obligations as at April 30, 2010 and 2009.

Property and equipment

Property and equipment are carried at cost less accumulated depreciation. The Company provides for depreciation on the following basis: Office equipment - 20% declining balance method; Automotive equipment - 30% declining balance method; Mining equipment - 30% declining balance method; and Leasehold improvements - straight-line method over the life of the lease.

Income taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years at the substantively enacted income tax rates expected to be in effect when the temporary differences are likely to be reversed.  The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock-based compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

3  Significant Accounting Policies (continued)

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method whereby all "in the money" options and warrants are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period. Basic and diluted loss per share is the same as the effect of the exercise of outstanding options and warrants would be anti-dilutive.

Foreign currency translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

Monetary assets and liabilities are converted at the year-end rates and all other assets and liabilities at historical rates. Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

Flow-through shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. Under Canadian GAAP, when resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction in share capital.

If a Company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

The Company follows the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146.  The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with exploration expenditures, provided there is reasonable assurance that the expenditures will be made.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

4  Restatement of Previously Issued Financial Statements

The consolidated financial statements of the Company for the years ended April 30, 2009 and 2008 have been restated to reflect the income tax losses and other carry forward balances as reported by the Company on its formal Canadian income tax filings and as ultimately assessed by Canada Revenue Agency.  The differences between the previously reported amounts and the restated amounts are due to changes in taxation estimates, the expiration of Canadian non-capital loss balances in 2009 and 2008, and accounting for the income tax effect of flow-through shares issued in 2009.  The restatement is summarized as follows:

(in ‘000s)	2009		2008
	As reported	As restated	As reported	As restated
Balance sheet
Future income tax liability	$ 1,341	$ 2,654	$ 1,445	$ 1,919
Deficit	(26,379)	(27,692)	(23,663)	(24,137)

Statement of loss
Future income tax recovery	(1,107)	(268)	(772)	(298)
Loss for the year	2,716	3,555	2,574	3,048

Basic and diluted loss per share	$ 0.02	$ 0.03	$ 0.02	$ 0.03

The consolidated financial statements of the Company for the years ended April 30, 2009 and 2008 as reported under accounting principles generally accepted in the United States of America (“US GAAP”) have been restated to reflect the accounting for non-controlling interest related to the write-off of mineral exploration costs.  As a result of the restatement, the net loss attributable to common shareholders and the non-controlling interest for the years 2009 and 2008 as presented under US GAAP each decreased by $1,097,000 and $532,000, respectively.  Basic and diluted loss per share under US GAAP decreased from $0.08 to $0.07 for 2009 as a result of the restatement.

5  Interests in Variable Interest Entities

CanAlaska Korean Uranium Joint Venture

In December 2007, the Company formed a partnership, CKU Partnership, with Hanwha Corporation, Korea Electric Power Corporation, Korea Resources Corp., and SK Energy Co. Ltd. (together the “Korean Consortium”) to develop the Cree East uranium exploration project (“Cree East”), which consists of approximately 56,000 hectares of contiguous mineral claims in a region known as the Athabasca Basin (“Athabasca”), located in Saskatchewan, Canada.

Under the terms of agreements, the Korean Consortium will invest $19 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a 4-year period. As of April 30, 2010, the Korean Consortium has contributed $12.6 million (April 30, 2009: $7.6 million) and has a 40.6% interest (April 30, 2009: 29.6%) in the CKU Partnership.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

5  Interests in Variable Interest Entities (continued)

The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred. The following are the significant balances of the CKU Partnership that are included in CanAlaska’s consolidated balance sheets:

CKU Partnership	April 30, 2010 $000’s	April 30, 2009 $000’s
Cash (note 7)	2,059	410
Mineral property (note 11 (a))	11,429	7,936
Non-controlling interest	12,600	7,600

6  Rise and Shine Joint Venture

Rise and Shine, New Zealand

Rise and Shine is located 20 kilometres (“km”) northeast of Cromwell, New Zealand and encompasses a number of historical high-grade underground gold mines in the Bendigo Gold field. Effective July 1, 2007, the Company has completed its earn-in requirements in a joint venture with Oceana Gold (New Zealand) Limited (“Oceana”) (30%) and CanAlaska (70%). If either party elects to not fund or only partially-fund their respective portion of a proposed budget then the defaulting party dilutes their equity in the joint venture down to a minimum of 15% at which point the relevant party’s interest in the joint venture will revert to a 2% royalty on gold produced. As of April 30, 2010, CanAlaska’s current interest in Rise and Shine is 72% and Oceana’s interest is 28%.

In June 2009, the Company announced an agreement with Glass Earth Gold Ltd. (“Glass Earth”) which was subsequently terminated in June 2010 (note 22). The option agreement with Glass Earth was for the sale of a 70% ownership interest in the claim.

CanAlaska currently proportionately consolidates its 72% interest in Rise and Shine as at April 30, 2010 (note 12 (a)):

	April 30, 2010 $000’s	April 30, 2009 $000’s
Mineral property	317	324

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

7  Cash and Cash Equivalents

	April 30, 2010 $000’s	April 30, 2009 $000’s
CKU Partnership funds	2,059	410
Option-in advances	276	194
Cash in bank and other short term deposits	6,387	5,735
Total	8,722	6,339

The Company consolidates the cash held by CKU Partnership whose funds are held to fund the Cree East property (note 5). Option-in advances are advance cash funding by joint venture partners on various exploration properties to be used for current operating expenditures on the property.

8  Available-for-Sale Securities

	April 30, 2010			April 30, 2009
	Number of Shares	Adjusted Cost $000’s	Market Value $000’s	Adjusted Cost $000’s	Market Value $000’s
Pacific North West Capital Corp.	846,800	53	110	34	89
Westcan Uranium Corp.	500,000	15	5	49	18
Mega Uranium Ltd.	50,000	48	28	104	99
Other available-for-sale securities	5,646,993	135	118	80	70
Total	7,043,793	251	261	267	276

During the fiscal year, the Company reviewed the carrying values of its available-for-sale securities, and in light of the economic circumstances considered that the decreases in market values were significant and provided evidence that the decline in the market value were other-than-temporary losses in value and recorded total write-downs on available-for-sale securities of $88,889 (2009: $353,283).

An unrealized gain on available-for-sale securities of $1,000 (2009: loss of $157,000) was recorded in other comprehensive income for the year ended April 30, 2010.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

9  Property and Equipment

	April 30, 2010			April 30, 2009
	Cost $000’s	Accumulated amortization $000’s	Net $000’s	Cost $000’s	Accumulated amortization $000’s	Net $000’s
Office equipment	476	(306)	170	417	(261)	156
Leasehold improvements	270	(62)	208	266	(39)	227
Mining equipment	987	(661)	326	923	(535)	388
Automotive	111	(72)	39	111	(55)	56
Total	1,844	(1,101)	743	1,717	(890)	827

During the fiscal year ended April 30, 2010, the Company had additions of $126,934 (2009: $172,430) and disposals of $nil (2009: $nil).

10  Mineral Property Interests

	2010 Fiscal Expenditures				Life to Date - April 30, 2010
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Athabasca (note 11)	111	9,142	(2,170)	7,083	1,305	64,879	(20,477)	45,707
Other interests (note 12)	-	30	(1)	29	398	1,364	(1,224)	538
Total	111	9,172	(2,171)	7,112	1,703	66,243	(21,701)	46,245

	2009 Fiscal Expenditures				Life to Date - April 30, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Athabasca (note 11)	132	11,486	(3,885)	7,733	1,194	55,737	(18,307)	38,624
Other interests (note 12)	20	240	(521)	(261)	398	1,334	(1,223)	509
Total	152	11,726	(4,406)	7,472	1,592	57,071	(19,530)	39,133

The Company holds approximately 1,095,000 hectares of mining claims in the Athabasca Basin located across the provinces of Alberta, Saskatchewan, and Manitoba in Canada. The holdings are comprised of 21 projects which are in various stages of exploration and discovery.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

10  Mineral Property Interests (continued)

Summary of option payments due	Total
As at April 30, 2010 Fiscal Year Ended	Cash $000’s	Spend[2] $000’s	Shares
April 2011	40	1,400	100,000
April 2012	68	2,800	100,000
Thereafter	-	9,400	1,200,000
Total due[1]	108	9,400	1,400,000

1 Only considers payments remaining to be paid during the fiscal year and not previous year’s payments and issuances

2 Represents cumulative spend required not the spend per fiscal year

Summary of option payments receivable	Total
As at April 30, 2010[1] Fiscal Year Ended	Cash $000’s	Spend[3] $000’s	Shares
April 2010	2	2,650	-
April 2011	-	3,250	150,000
April 2012	-	4,050	50,000
April 2013	-	5,250	50,000
Thereafter	500	7,650	1,300,000
Total due[2]	502	7,650	1,550,000

1 Excludes expenditures and payments on West McArthur (note 11 (b)) and Cree East (notes 5 and 11 (a))

2 Only considers payments remaining to be received during the fiscal year and not previous year’s payments and issuances. Excludes expenditures and payments on Rise and Shine and Misty as these option agreements were terminated subsequent to year end.

3 Represents cumulative spend required not the spend per fiscal year.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

11  Athabasca Mineral Property Interests

	2010 Fiscal Expenditures				Life to Date-April 30, 2010
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East (a)	-	3,493	-	3,493	-	11,429	-	11,429
West McArthur (b)	-	1,814	(1,551)	263	65	13,952	(11,294)	2,723
Poplar (c)	-	453	(270)	183	166	3,486	(3,210)	442
Fond du Lac (d)	-	916	-	916	120	2,653	-	2,773
Black Lake (e)	4	438	-	442	147	1,487	-	1,634
Grease River (f)	-	49	-	49	118	2,643	(1,909)	852
Cree West (g)	-	39	-	39	40	1,109	(1,110)	39
Key Lake (h)	-	12	-	12	24	1,024	(1,035)	13
NE Wollaston (i)	-	40	-	40	16	6,611	-	6,627
Helmer (j)	43	344	-	387	107	5,000	-	5,107
Lake Athabasca (k)	-	129	-	129	112	5,901	-	6,013
Alberta (l)	-	28	-	28	11	2,329	-	2,340
Hodgson (m)	-	20	-	20	44	1,220	-	1,264
Arnold (n)	-	2	-	2	35	1,239	-	1,274
Collins Bay (o)	-	886	-	886		886	-	886
McTavish (p)	-	(62)	-	(62)	74	654	-	728
Carswell (q)	64	388	-	452	173	416	-	589
Other (r)	-	153	(349)	(196)	53	2,840	(1,919)	974
Total	111	9,142	(2,170)	7,083	1,305	64,879	(20,477)	45,707

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

11  Athabasca Mineral Property Interests (continued)

	2009 Fiscal Expenditures				Life to Date-April 30, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Cree East (a)	-	3,706	-	3,706	-	7,936	-	7,936
West McArthur (b)	13	2,210	(2,015)	208	65	12,138	(9,743)	2,460
Poplar (c)	-	1,744	(1,497)	247	166	3,033	(2,940)	259
Fond du Lac (d)	29	1,524	-	1,553	120	1,737	-	1,857
Black Lake (e)	29	804	-	833	143	1,049	-	1,192
Grease River (f)	-	978	(271)	707	118	2,594	(1,909)	803
Cree West (g)	-	52	(52)	-	40	1,070	(1,110)	-
Key Lake (h)	-	51	(50)	1	24	1,012	(1,035)	1
NE Wollaston (i)	-	75	-	75	16	6,571	-	6,587
Helmer (j)	-	136	-	136	64	4,656	-	4,720
Lake Athabasca(k)	8	112	-	120	112	5,772	-	5,884
Alberta (l)	-	39	-	39	11	2,301	-	2,312
Hodgson (m)	-	6	-	6	44	1,200	-	1,244
Arnold (n)	-	11	-	11	35	1,237	-	1,272
Other (p,q,r)	53	38	-	91	236	3,431	(1,570)	2,097
Total	132	11,486	(3,885)	7,733	1,194	55,737	(18,307)	38,624

a)      Cree East, Saskatchewan – Korean Consortium (note 5)

Cree East consists of approximately 56,000 hectares of mineral claims in the Athabasca. In December 2007, the Company formed the CKU Partnership with the Korean Consortium to develop Cree East. Under the terms of agreements, the Korean Consortium will invest $19 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a four year period. As of April 30, 2010, the Korean Consortium has contributed $12.6 million (April 30, 2009: $7.6 million) and holds a 40.6% interest (April 30, 2009: 29.6%) in the CKU Partnership. The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred.

During the fiscal year ended April 30, 2010, the Company spent $655,000 on camp cost and operations (Life to Date (“LTD”): $2,085,000); drilling $900,000 (LTD: $3,563,000); general and administration (“G&A”) $123,000 (LTD: $311,000); geochemistry $40,000 (LTD: $407,000); geology $247,000 (LTD: $768,000); geophysics $963,000 (LTD: $2,484,000); management fees $308,000 (LTD: $902,000); and other expenses $257,000 (LTD: $909,000).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

11  Athabasca Mineral Property Interests (continued)

b)      West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca, Saskatchewan. In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”) whereby Mitsubishi could exercise an option to earn a 50% interest in the property by funding expenditures of $10 million and by making a $1 million payment upon completion of the $10 million funding requirement. In February 2010, Mitsubishi exercised their option with a payment to the Company of $1 million and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred.

During the fiscal year ended April 30, 2010, the Company spent $490,000 on camp cost and operations (LTD: $2,594,000); drilling $785,000 (LTD: $5,474,000); G&A $88,000 (LTD: $1,782,000); geochemistry $33,000 (LTD: $263,000); geology $239,000 (LTD: $550,000); geophysics $698,000 (LTD: $3,093,000); and other expenses $481,000 (LTD: $1,261,000). During the fiscal year ended April 30, 2010, the Company received an option payment of $1,000,000 from Mitsubishi (LTD: $1,000,000) and reimbursements of $1,551,000 (LTD: $11,294,000).

c)      Poplar, Saskatchewan – East Resources Inc.

Poplar consists of approximately 71,000 hectares of mineral claims in the Athabasca. In October 2007, the Company optioned the claims to Mega Uranium Ltd. (“Mega”). The Mega option agreement was subsequently terminated in December 2008, after Mega had issued 50,000 shares to the Company and funded $2.8 million in expenditures on the Poplar project. In June, 2009, the Company announced that East Resources Inc. (“ERI”) had executed a Memorandum of Understanding (“MOU”) in respect of the Poplar property which had a 60 day term. During the fiscal year ended April 30, 2010, the Company received expenditure reimbursements of $270,000 related to the Poplar project. The Company and ERI continue negotiations on a definitive agreement regarding the Poplar property.

During the fiscal year ended April 30, 2010, the Company spent $166,000 on camp cost and operations (LTD: $806,000); G&A $47,000 (LTD: $340,000); geochemistry $12,000 (LTD: $139,000); geology $91,000 (LTD: $384,000); geophysics $18,000 (LTD: $1,678,000); and other expenses $119,000 (LTD: $305,000). During the fiscal year ended April 30, 2010, the Company received reimbursements of $270,000 (LTD: $3,210,000).

d)

Fond Du Lac, Saskatchewan

In an agreement dated October 18, 2006 and subsequently amended November 7, 2008, the Company acquired from the Fond Du Lac Denesuline First Nation an option to earn a 49% interest in the Fond Du Lac property (comprising approximately 36,000 hectares in the Athabasca) for total payments of $130,000 ($50,000 paid; June 2010 – $40,000; June 2011 – $40,000), the issuance of 300,000 shares (200,000 issued (note 13); June 2010 – 50,000 shares and; June 2011 – 50,000 shares) and work commitments of $2.0 million ($1.2 million by June 2011 and an additional $800,000 by June 2012). As of April 30, 2010, the Company had incurred $2.8 million in exploration expenditures on the property. Upon exercising its 49% option, a joint venture may be formed.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

11  Athabasca Mineral Property Interests (continued)

d)

Fond Du Lac, Saskatchewan (continued)

During the fiscal year ended April 30, 2010, the Company spent $171,000 on camp cost and operations (LTD: $520,000); drilling $276,000 (LTD: $661,000); G&A $70,000 (LTD: $173,000); geochemistry $37,000 (LTD: $118,000); geology $184,000 (LTD: $365,000); geophysics $32,000 (LTD: $484,000); option payments $nil (LTD: $117,000); and other expenses $146,000 (LTD: $335,000).

e)      Black Lake, Saskatchewan

In December 2006, the Company optioned the Black Lake property in the Athabasca (comprising approximately 36,000 hectares) located from the Black Lake Denesuline First Nation. To earn a 49% interest in the property, the Company must make payments of $130,000 ($102,000 paid; July 2011 – $28,000), issue 300,000 shares (200,000 issued (see note 13); July 2010 – 50,000; July 2011 50,000), and incur exploration expenditures of $2 million ($700,000 by July 2010 and an additional $500,000 by July 2011 and by July 2012 a further $800,000). As of April 30, 2010 the Company had incurred $1.6 million in exploration expenditures on the property. Upon exercising its 49% option, a joint venture may be formed.

During the fiscal year ended April 30, 2010, the Company spent $40,000 on camp cost and operations (LTD: $199,000); drilling $194,000 (LTD: $366,000); G&A $10,000 (LTD: $99,000); geochemistry $9,000 (LTD: $50,000); geology $40,000 (LTD: $234,000); geophysics $44,000 (LTD: $327,000); option payments $52,000 (LTD: $175,000); and other expenses $53,000 (LTD: $184,000).

f)      Grease River, Saskatchewan

Grease River is comprised of approximately 70,000 hectares of mineral claims located in the Athabasca. The property was previously optioned to Uranium Prospects Plc (terminated June 2009) whereby they had made cash payments of $225,000, issued 1.5 million shares to the Company, and reimbursed $1.6 million in exploration expenditures incurred by the Company.

During the fiscal year ended April 30, 2010, the Company spent $nil on camp cost and operations (LTD: $565,000); drilling $nil (LTD: $46,000); G&A $19,000 (LTD: $358,000); geochemistry $nil (LTD: $111,000); geology $23,000 (LTD: $1,127,000); geophysics $nil (LTD: $244,000); and other expenses $7,000 (LTD: $310,000). During the fiscal year ended April 30, 2010, the Company had reimbursements of $nil (LTD: $1,909,000).

g)      Cree West, Saskatchewan – Westcan Uranium

Cree West is comprised of approximately 13,000 hectares of mineral claims located in the south-east of the Athabasca. In April 2006, the Company optioned the claims to Westcan Uranium Corp. (“Westcan”) (formerly International Arimex Resources Inc.). Westcan may earn a 50% interest in the property by making payments of $150,000 (received), issuing 600,000 shares (issued) and making exploration expenditures of $3.6 million before May 2009 ($0.8 million completed). The Company has granted Westcan an extension to meet its exploration expenditures obligations.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

11  Athabasca Mineral Property Interests (continued)

g)      Cree West, Saskatchewan – Westcan Uranium (continued)

Westcan may acquire an additional 10% interest by spending an additional $4 million and a further 15% interest by completing a feasibility study within 2 years, issuing 400,000 additional common shares, and spending a minimum of $1 million per year. The Company acts as the project operator until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty.

During the fiscal year ended April 30, 2010, the Company spent $nil on camp cost and operations (LTD: $158,000); G&A $39,000 (LTD: $326,000); geochemistry $nil (LTD: $102,000); geology $nil (LTD: $117,000); geophysics $nil (LTD: $290,000); and other expenses $nil (LTD: $156,000). During the fiscal year ended April 30, 2010, the Company received reimbursements of $nil (LTD: $1,110,000).

h)     Key Lake, Saskatchewan – Westcan Uranium

Key Lake is comprised of approximately 6,000 hectares of mineral claims located in the south-east of the Athabasca. In March 2006, the Company optioned the claims to Westcan. Westcan can earn a 50% interest by making payments of $150,000 (received), issuing 300,000 shares (received) and completing work commitments of $2 million by May 2009 ($0.9 million completed). The Company has granted Westcan an extension to meet its exploration expenditures obligations.

Westcan may elect to acquire an additional 10% interest by spending an additional $2 million and a further 15% interest by completing a feasibility study, issuing to the Company 200,000 additional common shares, and spending a minimum of $500,000 per year. The Company acts as project operator until Westcan has a vested 60% interest. Upon attaining commercial production, the Company will receive a 3% net smelter royalty.

During the fiscal year ended April 30, 2010, the Company spent $nil on camp cost and operations (LTD: $252,000); drilling $nil (LTD: $427,000); G&A $4,000 (LTD: $118,000); geochemistry $nil (LTD: $8,000); geology $7,000 (LTD: $54,000); geophysics $1,000 (LTD: $140,000); and other expenses $nil (LTD: $49,000). During the fiscal year ended April 30, 2010, the Company received reimbursements of $nil (LTD: $1,035,000).

i)      NE Wollaston, Saskatchewan-Manitoba

This property straddles the Saskatchewan-Manitoba border and consists of approximately 144,000 hectares. In December 2008, the Company announced the execution of an memorandum of understanding (“MOU”) with East Resource Inc. (“ERI”) for a significant amount of exploration across the property. In June 2009, this MOU lapsed following continued delays arising from Manitoba Government aboriginal consultations. The Company and ERI are discussing further work on a similar size project in Saskatchewan under a similar MOU (note 11 (c)). Further work on this project was delayed pending receipt of the government work permits and on March 13, 2010, the Manitoba Government issued an initial permit to the Company.

During the fiscal year ended April 30, 2010, the Company spent $1,000 on camp cost and operations (LTD: 1,363,000); drilling $nil (LTD: $373,000); G&A $11,000 (LTD: $707,000); geochemistry $nil (LTD: $797,000); geology $10,000 (LTD: $2,313,000); geophysics $nil (LTD: $905,000); and other $18,000 (LTD: $169,000).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

11  Athabasca Mineral Property Interests (continued)

j)      Helmer, Saskatchewan

Helmer is comprised of approximately 57,000 hectares of mineral claims located in the north-central part of the Athabasca Basin, southeast of Uranium City and to the west of Fond Du Lac.

During the fiscal year ended April 30, 2010, the Company spent $122,000 on camp cost and operations (LTD: $1,102,000); drilling $114,000 (LTD: $1,289,000); G&A $17,000 (LTD: $752,000); geochemistry $1,000 (LTD: $102,000); geology $30,000 (LTD: $363,000); geophysics $24,000 (LTD: $902,000); and other expenses $79,000 (LTD: $597,000).

k)      Lake Athabasca, Saskatchewan

Lake Athasbasca comprises approximately 41,000 hectares of mineral claims located primarily on Lake Athabasca, southwest of Uranium City, Saskatchewan.

During the fiscal year ended April 30, 2010, the Company spent $3,000 on camp cost and operations (LTD: $1,823,000); drilling $nil (LTD: $1,056,000); G&A $11,000 (LTD: $645,000); geochemistry $10,000 (LTD: $104,000); geology $65,000 (LTD: $392,000); geophysics $26,000 (LTD: $1,688,000); and other expenses $14,000 (LTD: $305,000).

l)

Alberta, Alberta

Alberta comprises approximately 97,000 hectares of mineral claims covering most of the section of Lake Athabasca that lies within the Province of Alberta. During the fiscal year ended April 30, 2010, the Company spent $nil on camp cost and operations (LTD: $275,000); drilling $nil (LTD: $1,000); G&A $5,000 (LTD: $194,000); geochemistry $nil (LTD: $7,000); geology $5,000 (LTD: $17,000); geophysics $14,000 (LTD: $1,775,000); and other expenses $4,000 (LTD: $71,000).

m)

Hodgson, Saskatchewan

Hodgson comprises approximately 4,000 hectares of mineral claims west of the Cigar Lake Mine, Saskatchewan. During the fiscal year ended April 30, 2010, the Company spent $nil on camp cost and operations (LTD: $111,000); G&A $2,000 (LTD: $369,000); geochemistry $nil (LTD: $159,000); geology $7,000 (LTD: $29,000); geophysics $3,000 (LTD: $461,000); and other expenses $8,000 (LTD: $135,000).

n)      Arnold, Saskatchewan

Arnold comprises approximately 14,000 hectares of contiguous minerals claims located west of the producing McArthur River mine, Saskatchewan. During the fiscal year ended April 30, 2010, the Company spent $nil on camp cost and operations (LTD: $123,000); G&A $nil (LTD: $411,000); geochemistry $nil (LTD: $92,000); geology $nil (LTD: $25,000); geophysics $1,000 (LTD: $511,000); and other expenses $1,000 (LTD: $112,000).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

11  Athabasca Mineral Property Interests (continued)

o)

Collins Bay Extension, Saskatchewan

In July 2009, the Company executed an Option Agreement with Bayswater Uranium Corporation ("Bayswater") to commence exploration of the Collins Bay Extension project. The Collins Bay Extension comprises approximately 39,000 hectares situated directly adjacent to, and following the North-East strike of past-producing uranium mines at Rabbit Lake and Collins Bay, and adjacent to the current producing uranium mine at Eagle Point. This project contains a number of exploration targets within the Snowbird and Fife Island areas.

Under the terms of the option agreement, CanAlaska will act as the operator and may earn a 51% participating interest in the project by undertaking a minimum of $4 million ($886,000 spent) in exploration expenditures within 5 years and issuing a total of 500,000 (100,000 issued (note 13)) shares of the Company to Bayswater over this period. The Company may increase its participating interest in the project to 70% by successfully undertaking a further $2 million in exploration expenditures over a period of 3 years.

During the fiscal year ended April 30, 2010, the Company spent $195,000 on camp cost and operations (LTD: $195,000); drilling $279,000 (LTD: $279,000); G&A $8,000 (LTD $8,000); geochemistry $2,000 (LTD $ 2,000); geology $76,000 (LTD $76,000); geophysics $142,000 (LTD $142,000); option share issuance $8,000 (LTD $8,000); and other expenses $176,000 (LTD $176,000).

p)

McTavish, Saskatchewan – Kodiak Exploration Limited

McTavish is comprised of approximately 16,000 hectares of mineral claims lying southeast of the McArthur River mine in Saskatchewan and northwest of the Key Lake Mine. On August 10, 2009, the Company entered into an option agreement with Kodiak Exploration Limited on the McTavish project which granted Kodiak an option to acquire up to 70% interest in the project. In order to earn an initial 50% interest in the project, Kodiak must complete $4 million in exploration expenditures and issue 1,000,000 (100,000 issued) Kodiak shares to the Company over a period of five years.

Kodiak may earn a further 10% interest in the project by expending $3 million in exploration/pre-feasibility work over an additional three year period, issuing an additional 550,000 Kodiak shares and producing a 43-101 compliant resource estimate containing at least 35 million pounds U3O8 in the measured and indicated categories. By defining a resource of 50 million pounds U3O8 during the same period, Kodiak’s interest may increase to 70%.

During the fiscal year ended April 30, 2010, the Company spent $nil on camp cost and operations (LTD: $14,000); G&A $3,000 (LTD: $525,000); geochemistry $nil (LTD: $12,000); geology $nil (LTD: $1,000); geophysics $2,000 (LTD: $186,000); and other expenses $nil (LTD: $57,000). During the fiscal year ended April 30, 2010, the Company received option payments in the form of shares with a fair value of $(67,000) (LTD: ($67,000)).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

11  Athabasca Mineral Property Interests (continued)

q)      Carswell, Saskatchewan

Carswell is comprised of approximately 29,000 hectares of mineral claims in the vicinity of Cluff Lake, Saskatchewan.  In December 2009, the Company issued 1,250,000 shares and made a $62,500 cash payment under a purchase agreement with Hawk Uranium Inc. to acquire mineral claims in the Cluff Lake area (note 13). Hawk Uranium Inc. will retain a 2.5% Net Smelter Return (“NSR”), 2% of which will be purchasable by the Company for payment of $2.0 million.

During the fiscal year ended April 30, 2010, the Company spent $4,000 on G&A (LTD: $5,000); geology $20,000 (LTD: $20,000); geophysics $130,000 (LTD: $130,000); and other expenses $98,000 (LTD: $234,000). During the fiscal year ended April 30, 2010, the Company made options payments in the form of shares with a fair value of $200,000 (LTD: $200,000) to Hawk Uranium Inc.

r)      Other Properties

Include the Waterbury and Moon claim blocks in the Province of Saskatchewan.

Waterbury comprises approximately 6,000 hectares of mineral claims located north of the Cigar Lake mine in Saskatchewan. In December 2007, an option agreement on the property was terminated after the Company had received payments comprised of $75,000 and 200,000 shares, and $2.1 million had been spent on the property.

Moon comprises approximately 4,000 hectares of mineral claims lying in two separate blocks between the McArthur River and Key Lake mines and is subject to a 3% third-party Net Smelter Return (“NSR”).

The Company has written down its Camsell and Ford claim ($0.3 million) as it does not plan to renew its prospecting permits on these properties subsequently to year end.

12   Other Mineral Property Interests

	2010 Fiscal Expenditures				Life to Date - April 30, 2010
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Rise and Shine, NZ (a)	-	(6)	(1)	(7)	301	416	(400)	317
Reefton and Other NZ Projects (b)	-	14	-	14	24	602	(481)	145
Other Projects, Various (c)		22		22	73	346	(343)	76
Total	-	30	(1)	29	398	1,364	(1,224)	538

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

12  Other Mineral Property Interests (continued)

	2009 Fiscal Expenditures				Life to Date - April 30, 2009
Project ($000’s)	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total	Acquisition Costs	Deferred Exploration	Writeoffs/ Reimburse	Total
Rise and Shine, NZ (a)	-	23	-	23	301	422	(399)	324
Reefton and Other NZ Projects (b)	1	190	(481)	(290)	24	588	(481)	131
Other Projects, Various (c)	19	27	(40)	6	73	324	(343)	54
Total	20	240	(521)	(261)	398	1,334	(1,223)	509

(a)

Rise and Shine, New Zealand

In June 2009, the Company announced an agreement with Glass Earth Gold Ltd. (“Glass Earth”) which was subsequently terminated in June 2010 (note 22). The option agreement with Glass Earth was for the sale of a 70% ownership interest in the claim.

(b)

Reefton and Other New Zealand Projects

In February 2009, Kent Exploration Inc. (“Kent”) entered into a 5-year option agreement to acquire a 70% interest in the Reefton Project, in South Island, New Zealand by paying $5,000 to the Company upon execution and spending $3,500,000 on the project over the five year option period. In August 2009, the option agreement with Kent was terminated.

This road-accessible property, encompassing approximately 14,060 hectares (34,743 acres), is located in the historic Reefton gold fields, off New Zealand State Highway 7, with the property extending from approximately 3 km to 20 km south-west of the town of Reefton, South Island, New Zealand.

(c)

Other Projects, Various

Includes the Kasmere, Misty, Rainbow Hill, Glitter Lake, Elliot Lake, and Voisey’s Bay projects

Kasmere comprises approximately 267,000 hectares under license application adjacent to NE Wollaston in the Province of Manitoba. The Company acquired an adjacent claim block (Mineral Lease 209B) from Santoy Resources Ltd. on December 11, 2008 for 40,000 in common shares, 500,000 warrants exercisable over one year at an exercise price of $0.50, and a 2% NSR. Mineral Lease 209B is situated in the middle of the Company’s Kasmere claim block.

The Misty project covers approximately 53,000 hectares and is located in Manitoba adjacent to the southern boundary of the NE Wollaston project.  On May 23, 2008, the Company optioned the Misty property to Great Western Minerals Group Ltd. (“Great Western”). Great Western may have earned a 51% interest in the property by making payments of $100,000, issuing 200,000 shares and making exploration expenditures of $6 million. In June 2010, Great Western terminated the agreement. The Company is currently awaiting the grant of exploration permits by the Government of Manitoba, which have been delayed due to aboriginal consultations.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

12  Other Mineral Property Interests (continued)

(c)

Other Projects, Various (continued)

Rainbow Hill comprises 12 unpatented federal lode mining claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A. This property was optioned to District Gold Inc. (“District Gold”) under which District Gold may have earned a 60% interest by making option payments by July 31, 2009 of $150,000 ($37,500 received) and 200,000 shares (100,000 issued), and completing exploration expenditures of $1.5 million over the term of the option. District Gold may have earned a total 75% interest by completing a feasibility study. As of January 31, 2010, a $112,500 provision had been recorded against the option payment receivable and on February 5, 2010, the Company terminated the option agreement with District Gold.

Glitter Lake comprised certain mineral claims prospective for nickel and platinum located near Glitter Lake, Quebec. In January, 2009, the company transferred ownership of Glitter Lake to fulfill an office lease obligation. CanAlaska retained a ½% NSR.

Voisey’s Bay, located in Labrador, Newfoundland, is a property jointly-held with Columbia Yukon Explorations Inc.

13  Share Capital

The Company has an unlimited amount of authorized common shares without par value.

Share issuances

In April 2010, the Company issued 25,000 common shares from the exercise of stock options for gross proceeds of $3,000.

In January 2010, the Company issued 202,500 common shares from the exercise of stock options for gross proceeds of $24,300.

In December 2009, the Company issued 50,000 common shares under the option agreement with Baywater Uranium for the Collins Bay Extension uranium project (note 11 (o)).

In December 2009, the Company issued 10,897,571 ordinary units for gross proceeds of $1,907,075.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share for a period of twenty four months from the closing date, at a price of $0.28 per warrant share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $119,760 using the Black Scholes model (note 14).  A finder’s fee of $12,500 in cash and 71,429 warrants were issued in connection with the financing.

In December 2009, the Company issued 1,250,000 common shares under the purchase agreement with Hawk Uranium Inc. for mineral claims in the Cluff Lake area of Saskatchewan.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

13  Share Capital (continued)

In December 2009, the Company issued 3,876,300 flow-through units for gross proceeds of $814,023. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date at a price of $0.28 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $18,289 using the Black Scholes model (note 14).  A finder’s fee of $31,185 in cash and 148,500 warrants were issued in connection with the financing.

In November 2009, the Company issued 10,714,428 flow-through units for gross proceeds of $2,250,030. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $0.28 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $69,885 using the Black Scholes model (note 14).  A finder’s fee of $112,502 in cash and 535,722 warrants were issued in connection with the financing.

In October 2009, the Company issued 1,190,000 flow-through units for gross proceeds of $249,900. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date, at a price of $0.28 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $7,755 using the Black Scholes model (note 14).  A finder’s fee of $12,495 in cash and 59,500 warrants were issued in connection with the financing.

In August 2009, the Company issued 5,826,764 flow-through units for gross proceeds of $990,550. Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of twenty-four months from the closing date, at a price of $0.24 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $52,404 using the Black Scholes model (note 14).  A finder’s fee of $49,528 in cash, 145,667 warrants and 291,337 compensation options were issued in connection with the financing. Each compensation option entitled the holder thereof to acquire one unit at a price of $0.17 per unit for a period of 24 months. Each unit will consist of one common share or one flow-through common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder thereof to purchase one additional common share of the Company for a period of twenty-four months from the closing date at a price of $0.24 per warrant share.

In July 2009, the Company issued 50,000 common shares under the option agreement with Baywater Uranium for the Collins Bay Extension uranium project (note 11 (o)).

During the 2010 fiscal year, the Company renounced its expenditures in respect of the flow-through units and recognized the future income tax liability and decreased share capital by $1.2 million.

During the 2009 fiscal year, 300,000 options were exercised (note 14). In February 2009, the Company issued 10,000 shares for property access rights in New Zealand (note 12 (b)). In February 2009, the Company renounced its expenditures in respect of the flow-through units (renounced on May 29, 2008) and as required under Canadian GAAP, recognized the future income tax liability and decreased share capital by $1.0 million.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

13  Share Capital (continued)

In December 2008, the Company issued 40,000 common shares under the Kasmere option agreement (note 12 (c)). In September 2008, the Company issued 100,000 common shares respectively for the Black Lake and Fond du Lac properties (notes 11 (d) and (e)).

On May 29, 2008, the Company issued 10,922,660 flow-through units for gross proceeds of $3.7 million. Each unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional flow-through common share or, at the election of the investor, one non flow-through common share for a period of two years from the closing date at a price of $0.50 per warrant share. A finder’s fee of $179,000 in cash, 441,176 common shares and 345,589 warrants were issued in connection with the financing. Each warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.50 per share for a period of two years from the closing date.

14  Share Stock Options and Warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 27,500,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2009	21,372	0.36
Granted	6,375	0.18
Exercised (note 13)	(228)	0.12
Expired	(955)	0.39
Forfeited	(5,621)	0.30
Outstanding – April 30, 2010	20,943	0.32

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2008	16,899	0.46
Granted	7,230	0.16
Exercised	(300)	0.10
Expired	(172)	0.25
Forfeited	(2,285)	0.45
Outstanding – April 30, 2009	21,372	0.36

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

14  Share Stock Options and Warrants (continued)

As at April 30, 2010, the following stock options were outstanding:

Number of options outstanding 000’s		Exercise price $	Expiry date (April 30)
	1,923	$0.35 - $0.45	2011
	2,547	$0.50 - $0.74	2012
	7,888	$0.15 - $0.70	2013
	6,810	$0.12 - $0.40	2014
	1,775	$0.17 - $0.18	2015
Total	20,943	0.76

Stock options vest over various time periods. As at April 30, 2010, 17,396,250 stock options were exercisable with a weighted average exercise price of $0.36.

For the year ended April 30, 2010, total stock-based compensation expense was $1.5 million (2009: $2.2 million; 2008: $1.6 million) of which $0.4 million was capitalized (2009: $0.7 million; 2008: $0.5 million).

Warrants

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2009	6,307	0.50
Granted (note 12)	22,662	0.27
Expired	(500)	0.50
Outstanding – April 30, 2010	28,469	0.32

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2008	12,380	0.57
Granted	6,307	0.50
Expired	(12,380)	0.57
Outstanding – April 30, 2009	6,307	0.50

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

14   Share Stock Options and Warrants (continued)

At April 30, 2010, the following warrants were outstanding:

Number of warrants outstanding 000’s		Exercise price $	Expiry date Fiscal year end
	6,461	$0.48	2011
	22,008	$0.27	2012
Total	28,469

The fair value of the share purchase warrants issued during the year was calculated using the following weighted average assumptions:

		Warrants
Risk-free interest rate	●	1.15% to 1.36%
Options expected life		1.5 to 2.0 years
Applied volatility	●	40%
Expected dividend	●	0%

The fair value of the share purchase options issued during the year was calculated using the following weighted average assumptions:

Options
Risk-free interest rate	●	1.10%-1.81%
Options expected life		1.5 to 3.1 years
Expected volatility	●	80% to 102%
Expected dividend	●	0%

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

15

Related Party Transactions

	2010 $000's	2009 $000's	2008 $000's
Management fees to a company controlled by the former Chairman	-	-	171
Consulting fees to the Vice-President Corporate Development and director	-	-	115
Consulting fees to a company controlled by the former Corporate Secretary	-	-	16
Engineering and consulting fee to the Vice-President Exploration	237	185	194
Accounting fees to a company controlled by the former Chief Financial Officer	4	60	39
Accounting fees to a company controlled by the former Chief Financial Officer	135	-	-
Consulting fees to a company controlled by the Chief Financial Officer	7	-	-

The Company had an office lease agreement from the former Chairman of the Company, this lease agreement was terminated in March 2009.

The Company had previously paid consulting fees to the Vice-President Corporate Development and a former Corporate Secretary.  Consulting fees are no longer charged by the Vice-President Corporate Development as his is now a salaried employee.

The Vice-President Exploration currently provides his services through a consulting company.

Two former Chief Financial Officers had billed their time through consulting companies and the current Chief Financial Officer provides his service through a consulting company as well and is disclosed above.

All transactions are recorded at the amounts agreed upon by the two parties.

Effective February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the year, $70,980 (2009: $71,572) has been paid/accrued to directors. At year end, $8,465 (2009: $10,326) is owing to directors.  This is due on demand and non-interest bearing.

16  Income Tax

	2010		2009		2008
	$000’s	%	$000’s (restated)%		$000’s (restated)%
Loss before tax	3,437	100%	3,823	100%	3,346	100%

Income tax recovery at statutory rates	1,019	30%	1,132	30%	1,075	32%
Non-deductible expenses	(239)	(7%)	(676)	(18%)	(513)	(15%)
Unrecognized tax losses	(319)	(10%)	(188)	(5%)	(264)	(8%)
Tax recovery	461	13%	268	7%	298	9%

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

16  Income Tax (continued)

The significant components of the Company’s future income tax liability are as follows:

	2010 $000’s	2009 $000’s (restated)
Mineral property interest	11,755	9,783
Operating losses carried forward, net of valuation allowance	(1,941)	(1,539)
Canadian development expenditures	(462)	(280)
Canadian exploration expenditure	(5,212)	(4,395)
Foreign resource pools	(295)	(509)
Share issuance costs	(184)	(201)
Capital assets	(262)	(205)
Net future income tax liability	3,399	2,654

The Company has incurred non-capital losses of approximately $9,856,000. They may be carried forward and used to reduce taxable income of future years in the countries indicated. These losses will expire as follows:

($000’s)	Canada	New Zealand	United States	Total
Expiry Date- Fiscal Year End
2013	-	-	10	10
2014	422	-	46	468
2015	979	-	1	980
Thereafter	6,235	929	1,234	8,398
Total	7,636	929	1,291	9,856

During the year, flow-through shares totalling $4.3 million (2009 - $3.7 million) were issued, which funds are required to be spent on certain Qualifying Canadian Exploration Expenditures (note 13). As the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability which is equal to the renunciation at the corporate tax rate when expenditures are renounced. This amounted to $1.2 million (2009 - $1.0 million). However, the Company can utilize previously unrecognized future income tax assets to offset the liability to the extent available. The excess future income tax liability of $3.4 million (2009: $2.7 million) has been recorded in the consolidated financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

17

Commitments

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

Fiscal Year Ending	Total $000’s
2011	234
2012	94
2013	14
2014	7
Thereafter	15
Total	364

The Company has outstanding and future commitments under mineral properties option agreements to pay cash and/ or issue common shares of the Company (note 10).

18

Geographic Segmented Information

April 30, 2010 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	46,908	7	464	47,379
Assets	56,982	7	521	57,510
Loss for the Year	2,975	-	1	2,976

April 30, 2009 (restated) ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	39,816	3	458	40,277
Assets	47,359	4	525	47,888
Loss for the Year	3,289	2	264	3,555

April 30, 2008 (restated) ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	32,537	-	722	33,259
Assets	42,790	-	848	43,638
Loss for the Year	2,637	5	406	3,048

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

19  Supplemental Cash Flow Information

During the year the Company had the following non-cash investing and financing activities.

	2010 $000’s	2009 $000’s	2008 $000’s
Shares issued for mineral properties	216	44	4
Shares received for mineral properties	(73)	(27)	(154)
Capitalized stock-based compensation	414	651	467
Fair value of agents warrants included in share issuance costs	-	(41)	19
Fair value of shares included in share issuance costs	-	132	-
Mineral property disposal for rent settlement	-	36	-
Available-for-sale disposal for non-cash consideration (notes 8 and 16)	-	24	-

Cash and cash equivalents comprise the following:

	2010 $000’s	2009 $000’s
Cash on hand and balances in bank	2,013	810
Short term deposits	6,709	5,529
Total	8,722	6,339

20  Financial Instruments

Fair Value Hierarchy

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices). Level 3 inputs are unobservable (supported by little or no market activity), such as non-corroborative indicative prices for a particular instrument provided by a third party.

The Company has classified the financial assets as follows:

•

Level 1

o

Cash and cash equivalents.

o

Available-for-sale securities.

•

Level 2

o

No items are included in this category.

•

Level 3

o

No items are included in this category.

There were no transfers between the above categories during the year.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

20  Financial Instruments (continued)

Fair Values

As at April 30, 2010, the Company's carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to their short term to maturity.

Cash and cash equivalents are designated as held-for-trading. The Company has financial assets classified as available-for-sale. The Company has recorded its available-for-sale securities at current market value through either permanent impairment or revaluation through other comprehensive income.

Capital disclosure

The Company considers its common shares, options and warrants as capital. As the Company is in the exploration stage its principal source of funds is from the issuance of common shares. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its stakeholders.

Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits cash and cash equivalents with high credit quality financial institutions as determined by rating agencies.

Currency Risk

The Company maintains a majority of its cash and cash equivalents in Canadian dollars and also incurs a majority of its expenditures in Canadian dollars and therefore, has a minimal exposure to foreign currency fluctuation.

Interest Rate Risk

Included in the loss for the year in these financial statements is interest income on Canadian and U.S. dollar cash and cash equivalents. If interest rates throughout the year had been 10 basis points (0.1%) lower (higher) then net loss would have been $8,000 lower ($8,000 higher).

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities. The Company is reliant upon equity issuances and funding from its strategic partners as its two sources of cash. The Company manages liquidity risk by maintaining an adequate level of cash and cash equivalents to meet its ongoing obligations. The Company continuously reviews its actual expenditures and forecast cash flows and matches the maturity dates of its cash equivalents to capital and operating needs.  The Company’s accounts payable and accrued liabilities are all due within the year.  The Company has been successful in raising equity financing in the past; however, there is no assurance that it will be able to do so in the future (note 1).

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

21  Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The United States Securities and Exchange Commission (“SEC”) requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the United States of America (“US GAAP”). Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material, except as follows:

a)     US GAAP requires that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property. Accordingly, for US GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist. The expensing of these costs has a consequential impact on future income taxes.  Under Canadian GAAP, such costs have been deferred. For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

b)     US GAAP requires that stock-based compensation expense is recorded for shares held in escrow which become eligible for release, at the market value of the shares at that time. Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded. Shares previously held in escrow were performance shares which were issued to certain directors who reorganized the Company’s business affairs to fund the Company’s business plan.

c)      Under Canadian GAAP a premium to market on the issuance of flow-through shares would be recorded in share capital. For US GAAP purposes, Accounting Standards Codification (“ASC”) 740, “Income Taxes”, the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are issued. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A future tax liability is recognized for the premium paid by the investors and is then recognized as a future income tax recovery in the period of renunciation.

For Canadian GAAP purposes, the Company records a future income tax liability and a corresponding reduction of share capital in respect of flow-through share financing. For US GAAP purposes no such entry is recorded.

d)

Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under US GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net earnings or shareholders’ equity. As allowed under the SEC rules applicable to Form 20-F, no adjustment has been made for this difference.

e)      Under US GAAP, funds raised from the issuance of flow-through shares, which have not yet been disbursed on qualifying exploration expenditures, would be disclosed as restricted cash. Accordingly, cash and cash equivalents under US GAAP would be reduced by $833,000 at April 30, 2010, $nil at April 30, 2009, and $nil at April 30, 2008.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

21  Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

f)

Certain of the comparative numbers in this Canadian to US GAAP reconciliation have been restated to reflect the restatement of the consolidated financial statements for the years ended April 30, 2009 and 2008 (note 4).

g)

The impact of the above differences between Canadian and US GAAP on the reported assets and liabilities of the Company is as follows:

Asset reconciliation	2010 $000’s	2009 $000’s
Total assets under Canadian GAAP	57,510	47,888
Write-off of mineral exploration costs (note a)	(45,202)	(38,550)
Total assets under US GAAP	12,308	9,338

Liabilities reconciliation
Total liabilities under Canadian GAAP	5,025	3,848
Adjustment to future income tax liabilities related to adjustments
(notes a and c)	(3,399)	(2,654)
Total liabilities under US GAAP	1,626	1,194

h)      The impact of the above differences between Canadian and US GAAP on loss for the period is as follows:

Loss reconciliation	2010 $000’s	2009 $000’s (restated)	2008 $000’s (restated)
Net loss under Canadian GAAP	2,976	3,555	3,048
Add (deduct)
Mineral property exploration expenditures (note a)	6,652	7,418	13,247
Premium on flow-through shares (note c)	(464)	(135)	(158)
Future income tax adjustment (notes a and c)	461	268	298
Net loss under US GAAP	$ 9,625	$ 11,106	$ 16,435

Net loss attributable to non-controlling interests (note k)	1,418	1,097	532
Net loss attributable to common shareholders	8,207	10,009	15,903
Net loss per share under US GAAP	$ 0.05	$ 0.07	$ 0.14

Other comprehensive loss (gain)	(1)	157	360
Comprehensive loss under US GAAP	9,624	11,263	16,795

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

21 Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

i)

The impact of the above differences between Canadian and US GAAP on the deficit, common shares and contributed surplus and non-controlling interest, as reported, is as follows:

Deficit reconciliation	2010 $000’s	2009 $000’s (restated)	2008 $000’s (restated)
Deficit under Canadian GAAP	30,668	27,692	24,137
Performance share adjustment (note b)	443	443	443
Cumulative mineral property write-offs (note a), net of amount attributable to non-controlling interest (note k)	42,124	36,922	30,600
Cumulative premium on flow-through shares (note c)	(792)	(328)	(193)
Future income tax on adjustments (notes a and c)	4,170	3,710	3,442
Deficit under US GAAP	76,613	68,439	58,429

Contributed surplus reconciliation	2010 $000’s	2009 $000’s	2008 $000’s
Contributed surplus under Canadian GAAP	9,665	7,940	5,392
Performance shares adjustment (note b)	443	443	443
Contributed surplus under US GAAP	10,108	8,383	5,835

Common shares reconciliation	2010 $000’s	2009 $000’s	2008 $000’s
Common shares under Canadian GAAP	60,878	56,183	54,079
Premium on flow-through shares (note c)	(792)	(328)	(193)
Flow-through shares future income tax adjustment (note c)	7,569	6,364	5,361
Common shares under US GAAP	67,655	62,219	59,247

Non-controlling interest reconciliation	2010 $000’s	2009 $000’s	2008 $000’s
Non-controlling interest under Canadian GAAP	12,600	7,600	3,600
Loss attributable to non-controlling interest under US GAAP	(3,046)	(1,628)	(532)
Non-controlling interest under US GAAP	9,554	5,972	3,068

There are no material measurement differences between Canadian and US GAAP for Accumulated Other Comprehensive Income.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

21  Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

j)

The impact of the above differences between Canadian and US GAAP on the consolidated statements of cash flows, as reported, is as follows:

Cash flow reconciliation	2010 $000’s	2009 $000’s	2008 $000’s
Operating cash flow under Canadian GAAP	(1,455)	(1,622)	(1,981)
Mineral property exploration expenditures (note a)	(7,790)	(7,081)	(10,028)
Operating cash flow under US GAAP	(9,245)	(8,703)	(12,009)
Investing cash flow under Canadian GAAP	(7,107)	(8,130)	(10,199)
Mineral property exploration expenditures (note a)	7,790	7,081	10,028
Investing cash flow under US GAAP (note)	683	(1,049)	(171)
Financing cash flow under Canadian GAAP	10,945	8,715	9,480
Reclassification of cash held from flow-through shares (note e)	(833)	-	-
Financing cash flow under US GAAP	10,112	8,715	9,480
Cash and cash equivalents under Canadian GAAP	8,722	6,339	7,376
Reclassification of cash held from flow-through shares (note e)	(833)	-	-
Cash and cash equivalents under US GAAP	7,889	6,339	7,376

k)

New Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160 (ASC Subtopic 805-20), “Non-controlling Interests in Consolidated Financial Statements” (“SFAS No. 160”), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions. The statement is effective for business combinations entered into on or after December 15, 2008, and, except for the changes to presentation and disclosure, is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company adopted this standard effective May 1, 2009 and, except for presentation changes above, did not have a material impact on the Company’s consolidated financial statements.

In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-5 (ASC Topic 815), “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (EITF 07-5”). The standard provides that an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. EITF 07-5 is effective for periods beginning on or after December 15, 2008. The Company adopted this standard effective May 1, 2009 and determined that the adoption had no impact on the Company’s financial statements.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

21  Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

k)

New Accounting Pronouncements (continued)

FASB Accounting Standard Codification (“ASC”) No. 805 Business Combinations (“ASC 805”) establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this standard had no impact on the Company’s financial statements.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165 (ASC Subtopic 855-10), Subsequent Events, (“SFAS 165”). The statement is effective for financial statements ending after June 15, 2009. SFAS 165 establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. Entities are also required to disclose the date through which subsequent events have been evaluated and the basis for that date.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures,” which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The Company does not anticipate that the adoption of this statement will materially expand its consolidated financial statement footnote disclosures.

In July 2009, U.S. GAAP switched to SFAS No. 168 (ASU 2009-1) “FASB Accounting Standards Codification”, a completely new codification scheme aimed to simplify U.S. GAAP; however, it is not intended to change US GAAP. The statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and has been adopted by the Company in the annual consolidated financial statements for the year ended April 30, 2010.

CanAlaska Uranium Ltd.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

For the years ended April 30, 2010, 2009 and 2008

 (Expressed in Canadian dollars except where indicated)

21  Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

k)

New Accounting Pronouncements (continued)

In June 2009, the FASB issued SFAS No. 167 (ASC Subtopic 855-10) “Amendments to FASB Interpretation No. 46 (R)”, which are amended standards for determining whether to consolidate a variable interest entity. These new standards amend the evaluation criteria to identify the primary beneficiary of a variable interest entity and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the variable interest entity. The provisions of the new standards are effective for annual reporting periods beginning after November 15, 2009 and interim periods within those fiscal years. These standards will be effective for the Company beginning in the first quarter of fiscal 2010. The adoption of the new standards will not have an impact on the Company’s consolidated financial position, results of operations and cash flows.

22

Subsequent Events

Subsequent to the year ended April 30, 2010, the following events occurred:

Zeballos

In May 2010, the Company executed an option agreement with Ridgeback Global Resources Plc (“Ridgeback”) to commence exploration of the Zeballos project. Under the terms of the option agreement, Ridgeback may earn a 50% interest in the property by making payments of $60,000 ($10,000 received), issuing up to 15% of the issued and outstanding shares of Ridgeback and making exploration expenditures of $2,500,000 by May 2014.

Ridgeback may acquire an additional 25% interest by completing a feasibility study, spending a minimum of $500,000 per year and issuing 1,000,000 additional shares. Upon commercial production, the Company will receive a 2% net smelter royalty.

Rise and Shine

In June 2010, Glass Earth terminated its option agreement with CanAlaska in respect of the Rise and Shine Project (note 6).

Cree East Funding

On July 2010, the Company received $1.72 million from the Korean Consortium for the 2010 Summer exploration program at Cree East.

Grease River

In August 2010, the Company executed an option agreement with Westcan to commence exploration of the Grease River project. Under the terms of the option agreement, Westcan may earn a 50% interest in the property by issuing up to 5% of the issued and outstanding shares of Westcan and making exploration expenditures of $4,500,000 by December 2013.  The Company will act as the operator for the exploration project and will earn a management fee of 10% of the exploration expenditures incurred.